SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            ____________________

                                SCHEDULE 13D

                              (Amendment No. 1)

                  Under the Securities Exchange Act of 1934


                     Sheffield Medical Technologies Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 8212 3D309
                               (CUSIP Number)

                             Richard J. Emmerich
                       Global Capital Management, Inc.
                             601 Carlson Parkway
                                  Suite 200
                         Minnetonka, Minnesota 55305
                               (612) 476-7200
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                June 30, 1997
           (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Check the following box if a fee is being paid with the statement
   [  ].

                       (continued on following pages)

   CUSIP No. 8212 3D309                   Schedule 13D (Amendment No. 1)


        1) Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
                  Global Capital Management, Inc./FEIN 41-1625323

        2)   Check the Appropriate Box if a Member of a Group  (a) [  ]
                                                               (b) [  ]

        3)   SEC Use Only


        4)   Source of Funds
                  WC

        5)   Check Box if Disclosure of Legal Proceedings is Required
             Pursuant to Item 2(d) or 2(e)      [  ]

        6)   Citizenship or Place of Organization
                            Delaware

        Number of Shares Beneficially Owned by Each Reporting Person
   With:

             (7)  Sole Voting Power
                  808,742 (See Item 5)

             (8)  Shared Voting Power
                  0

             (9)  Sole Dispositive Power
                  808,742 (See Item 5)

             (10) Shared Dispositive Power
                  0

        11) Aggregate Amount Beneficially Owned by Each Reporting Person 808,742 (See Item 5)

        12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

        13)  Percent of Class Represented by Amount in Row (11)
                  6.3% (See Item 5)

        14)  Type of Reporting Person
                  CO

                                SCHEDULE 13D
                               AMENDMENT NO. 1

             This Amendment No. 1 to the Statement on Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. This Amendment No. 1 amends and supplements the Statement on Schedule 13D relating to the common stock, par value $0.01 per share ("Common Stock"), of Sheffield Medical Technologies, Inc., a Delaware corporation (the "Issuer"), previously filed by Global Capital Management, Inc., a Delaware corporation ("Global"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 13D. Except as amended herein, the Schedule 13D previously filed remains unchanged.

   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Items 5(a) and 5(c) are hereby amended by adding the following:

        (a)  Without modifying the description set forth above in this
             Item 5(a), as of July 11, 1997, the Investors held (i) Series A Preferred Stock that was convertible into an aggregate of 641,711 shares of Common Stock and (ii) Warrants that were exercisable for an aggregate of 150,663 shares of Common Stock. Furthermore, as of July 11, the Investors were entitled to cumulative dividends of an aggregate of 16,368 shares of Common Stock upon conversion of the Series A Preferred Stock or exercise of the Warrants. Based on the Issuer's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on May 23, 1997, there were 11,988,274 shares of Common Stock outstanding as of that date. Based on that number of shares and treating the shares of Common Stock underlying the Investors' Series A Preferred Stock, Warrants and cumulative dividends as also being outstanding, Global would be deemed to be the beneficial owner of 6.3% of the Issuer's outstanding Common Stock.

        (c) No transactions in Common Stock were effected by the Investors during the sixty (60) days prior to July 11, 1997.

                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  July 11, 1997          GLOBAL CAPITAL MANAGEMENT, INC.



                                 By:    /s/ John D. Brandenborg
                                      -------------------------------
                                 Name:     John D. Brandenborg
                                 Title:    Vice-President